Exhibit 99.1

RIM Code of Business Standards and Principles

An Introduction from Thorsten Heins

Dear Fellow Employee:

RIM is committed to fostering and maintaining strong principles and standards of business behavior and integrity. In conducting business for RIM, members of the board of directors, officers, employees and independent contractors of RIM must not only comply with applicable laws, but must also engage in and promote honest and ethical conduct in all that we do, including following our Code of Business Standards and Principles.

Our Code sets forth the standards by which we conduct our operations. It applies to all members of the board of directors, officers, employees and independent contractors, and each of us will be asked annually to acknowledge that we have read, understand and will comply with our Code. While our basic standards and principles are included for you to understand and apply, our Code is not a substitute for good judgment and cannot cover every situation we may encounter in our daily work. When in doubt, we encourage you to seek guidance from the resources referred to in our Code knowing that if you make a report in good faith, you will be protected from retaliation.

Our Code will be enforced fairly and consistently, regardless of our position in the Company. The reputation and success of RIM is highly dependent on maintaining these high standards of conduct. Thank you for your continued commitment to RIM’s business standards and principles.

Thorsten Heins

President and Chief Executive Officer, Research In Motion

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Code Contents

An Introduction from Thorsten Heins	i

Making a Difference: The Purpose Behind Our Code	1

We Live Our Code	1

Participating in an Ethical Culture	3

We Actively Seek Guidance and Report Concerns	3

We Do Not Tolerate Retaliation	3

Performing with Integrity for RIM	4

We Work to Protect RIM’s Assets and Information	4

We Avoid Conflict of Interest Situations	7

Conducting Global Business with Our Customers and Business Partners with Integrity	12

We Adhere to Competition Laws	12

We Market Our Products with Integrity	14

We Do Not Allow Bribes and Other Improper Payments	14

We Obtain and Use Third-Party Information Appropriately	16

Respecting Our Colleagues	17

We Create and Maintain a Positive Environment	17

We Value Workplace Health and Safety	18

We Safeguard Each Other’s Personal Information	19

Acting with Honesty and Transparency for Our Investors	20

We Make Accurate and Timely Disclosures	20

We Keep Accurate Financial Records	20

We Avoid Insider Trading and Tipping	21

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We Speak with One Clear Voice	22

Committing to Social Responsibility for Our World	25

We Uphold Human Rights	25

We Protect Our Environment	25

We Give Back to Our Communities	26

We Participate in the Political Process Responsibly	26

Waivers of Our Code	28

No Rights Created	29

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Making a Difference: The Purpose Behind Our Code

How does a company achieve success?

At RIM, success happens when everyone shares the goals we want to achieve.

Think about it. We each work at RIM because we believe in our products and appreciate what RIM stands for and offers to the world. We want to be a part of the RIM story, and have the skills to make our great company even better. But no matter how skilled, none of us can achieve success alone. We all need to work together to create something great. We also need to understand that how we achieve our goals can be as important as the end results.

This is why we created RIM’s Code of Business Standards and Principles—what we like to call our Code.

Our Code is a statement of principles designed to help us do our jobs in a legal and ethical manner. It does not address every situation, nor set out every rule for conduct. It is not a substitute for your responsibility to exercise good judgment and act ethically. Instead, it outlines the behaviors expected of each of us and illustrates the importance of taking personal responsibility for all that we do for RIM. By understanding and valuing our Code, we can each support our Company’s commitment to integrity.

When we all share and uphold our Code, not only can we create our best and most innovative work, but we also do it with pride and integrity. This makes an impression on our colleagues, our customers, our investors, our business partners and our community.

What is the result?

SUCCESS.

We Live Our Code

Whether we are members of the board of directors, officers, employees or independent contractors of RIM or any of its subsidiaries or affiliates—we are all responsible for living by the values that define RIM and upholding our commitments to those invested in our success. This means all of us must obey the law, act ethically, and know and follow our Code in all that we do for RIM. If, however, local laws require us to do something different from what the Code requires, we must follow those laws. We must also follow other RIM policies, procedures and guidelines that apply to our work, some of which are referenced here.

We will be asked, on an annual basis, to acknowledge that we have read, understand and will continue to comply with the Code. Failure to read or acknowledge our Code does not exempt us from our responsibilities. We must still comply with the Code, as well as applicable laws, regulations and RIM policies that apply to our jobs.

Our Company takes Code violations very seriously. Anyone who violates our Code could be subject to disciplinary action, up to and including termination. Code violations may also result in civil and criminal penalties, including fines or jail sentences. For these reasons, it is important to report any suspected violation of the Code immediately so that RIM may address the issue.

RIM Managers Have Additional Responsibilities

If you are a manager or a team lead, you are expected to lead through example. You also have a duty to:

•	Make sure your employees know where to access the Code

•	Make sure your employees complete any required training on the Code and policies, procedures and guidelines that affect their jobs

•	Keep ethical behaviors in mind when interviewing candidates and seek individuals who exhibit a commitment to RIM’s business standards and principles

•	Recognize and encourage ethical behavior

•	Find opportunities to discuss ethical conduct, difficult decisions or other complex situations with your team when they arise

•	Create an environment that encourages employees to come to you with concerns

If you are unsure how to answer an employee’s question, or respond to any potentially unethical or illegal behaviors, seek advice from the resources referred to in this Code.

RIM Suppliers

We seek out partners who share our vision of doing business the right way. This means we expect our suppliers to comply with the applicable laws and regulations of the countries in which they operate. In addition, our suppliers must conduct their operations in an ethical, socially and environmentally responsible manner consistent with the RIM Supplier Code of Conduct. In selecting and retaining our suppliers, RIM considers whether a supplier can openly, objectively and willingly demonstrate this commitment. If a supplier is unwilling or unable to make such a commitment, or fails to improve unacceptable performance, we may choose to suspend or even terminate our relationship. For more information, please see the RIM Supplier Code of Conduct.

Participating in an Ethical Culture

We Actively Seek Guidance and Report Concerns

Our responsibility to know and follow our Code includes asking questions when in doubt about how it applies to a given situation. It also includes reporting potential violations immediately so that RIM may address the issue. RIM encourages and empowers us to report any issues or concerns we may have. In doing so, we foster our Company’s success by not allowing potentially unethical behavior to interfere with our efficiency, innovation and progress.

You can turn to any of the following resources with questions or concerns:

•	Your manager or team lead (usually the best place to start)

•	Your Organizational Development Business Partner

•	The Legal Department at legalcompliance@rim.com

•	The Finance Department

If you do not feel comfortable addressing your questions or concerns to the resources mentioned above, you may raise your issue by telephone or in writing through RIM Ethics Link at www.rimethicslink.com. A hotline number for your region is also available on RIM Ethics Link 24 hours a day, seven days a week. Translators are also available, when needed. You may make your report anonymously, if allowed by local law. RIM will not attempt to identify you if you choose to remain anonymous. To the extent required by local law, anyone accused of misconduct has a right to be informed of the nature and substance of the information reported and to correct errors. Keep in mind that anonymous reports are more difficult for our Company to investigate, so whenever possible, you are encouraged to share your identity.

RIM will investigate all reports promptly, thoroughly and fairly, and will take appropriate action when necessary.

We Do Not Tolerate Retaliation

An important part of maintaining an ethical culture is promoting an environment in which we are comfortable asking questions and making reports about potentially unethical behavior. For this reason, RIM does not tolerate acts of retaliation against anyone who makes a good faith report of suspected unethical or illegal conduct. The same is true of anyone participating in the investigation of a report. A “good faith” report means that the reporter’s intentions are honest, and there is a reasonable basis for making the report. It does not matter if the specific circumstances reported actually amount to misconduct. However, making knowingly false or dishonest reports is a violation of our Code, and could be subject to disciplinary action, up to and including termination.

Performing with Integrity for RIM

We Work to Protect RIM’s Assets and Information

RIM assets and information are valuable resources intended to make our performance more efficient. It is important that we protect these assets and never allow our personal use of them to interfere with our job responsibilities. RIM assets include valuable proprietary information, such as:

•	Intellectual property

•	Confidential information

•	Sales and marketing strategies

•	Financial data

•	Other trade secrets

Our assets also include physical property, like:

•	Cash

•	Equipment

•	Facilities

•	Supplies

•	Product inventory

Protecting RIM assets and information is critical to our Company’s business and overall success. Improper handling, waste or misuse of our assets can hinder our business and, in some cases, pose serious security risks for our Company and our fellow employees.

RIM assets and information, including connections to the Internet, should only be used for legitimate business purposes. At times, limited personal use of RIM assets, such as BlackBerry® smartphones, company e-mail or Internet connections, may be permitted. However, such personal use must be limited in duration and cannot interfere with our work. RIM assets must never be used to access, use or share information deemed inappropriate for a workplace setting. This includes content of a sexual nature, inappropriate or derogatory humor, or discriminating or harassing comments.

When using RIM assets such as telephones, fax machines, desktop or laptop computers or BlackBerry smartphones, we should not expect that any of the information we send or receive is private. Where allowed by local law, our Company may monitor our use of any RIM assets to ensure such use is in line with the principles set forth in our Code.

For more information, please see the RIM Corporate Security Policy as well as other directives such as our Acceptable Use of RIM Systems and Data Directive, available at http://go/security

Confidential Information and Inadvertent Disclosure

Information is one of RIM’s most valuable assets. As RIM employees, we may have access to information that is confidential or proprietary to RIM. This information belongs to our Company. It includes RIM technologies, business and marketing plans, financial data, internal e-mail communications, existing and future product information and any other information generally considered confidential in our industry. If you have any questions on whether information is confidential, consult the RIM Information Classification Directive available at http://go/security. You may also contact the Legal Department at legalcompliance@rim.com.

The RIM Employee/Consultant Confidentiality and Intellectual Property Agreement you previously signed or acknowledged defines our shared duty to protect RIM’s information. Disclosing RIM’s confidential information, even accidentally, can seriously harm our Company’s competitive advantage. Therefore, we must be extremely careful to avoid disclosure of such information—including inadvertent disclosure. Do not discuss confidential information in public places where others may overhear you. Such places include airports and airplanes, train stations, coffee shops, hotel lobbies, or while attending conferences or other industry events. In addition, do not discuss RIM’s confidential information on blogs or social media networks, and never leave confidential information unattended. This applies to your computer or your BlackBerry smartphone. Since there is no way of knowing who may be listening or watching, we must be sensitive to our environments. Never take any risks that could jeopardize the security of RIM’s confidential information.

When disclosing confidential information within RIM, you must only share it with colleagues who truly need to know the information to do their jobs. You should immediately report any unauthorized disclosure of RIM confidential information—even inadvertent—and other security incidents to Corporate Security at security@rim.com or to the IT Service Desk, as well as your manager.

Also exercise extreme caution before intentionally disclosing any information considered confidential or proprietary in nature. Do not disclose RIM confidential information to anyone outside of RIM unless:

•	You have obtained your manager’s approval or already have the authority to do so

•	The disclosure is limited only to such confidential information as is necessary to fulfill RIM’s particular business purpose

•	There is a signed and valid non-disclosure agreement in place (be sure to forward the original signed copy of the agreement to the NDA Mailbox via http://go/nda)

For more information on completing and submitting non-disclosure agreements, please visit http://go/nda or contact the Legal Department at legalcompliance@rim.com.

Q: Marcella, a Software Architect, travels frequently for her job. While at the airport awaiting her flight, she checks her email and returns phone calls on her pre-released BlackBerry smartphone. Her conversations are usually brief, but sometimes turn to detailed discussions of confidential RIM protocols. Such in-depth calls are rare, and Marcella believes that no one is listening to her conversations in the noisy terminal. As long as she limits the frequency of these calls, is it okay for Marcella to discuss confidential matters in a public place?

A: No. Marcella has no way of confirming whether anyone is listening to her conversations, and if she is compromising confidential RIM information. Marcella must not discuss confidential information in such situations. Additionally, while it is acceptable for Marcella to respond to emails on her RIM-issued BlackBerry smartphone, she must be cautious when viewing sensitive materials—especially on a pre-released device. Even though it may seem that others around us are not paying attention to our work, we never know who may be looking or listening. In particular, pre-release devices not yet available to the public must always be used with discretion and kept out of plain view, unless proper authorization has been received to display it in public for business purposes.

Intellectual Property Rights and Open Source Software

As RIM employees, we may have access to or even develop RIM intellectual property (IP). Our Company protects its innovation and technology through a combination of patents, designs, copyrights, trade secrets, confidentiality procedures and contractual arrangements. As part of the RIM Employee/Consultant Confidentiality and Intellectual Property Agreement you previously signed or acknowledged, virtually all IP developed in the course of your employment belongs to RIM. You also have an obligation to disclose to RIM any development of IP. This includes any IP that you develop and believe does not belong to RIM—often referred to as “excluded developments.” For more information on when and how to disclose IP that you develop, please discuss this with any of the resources listed in this Code.

RIM has established policies and procedures to ensure that any use of open source software within our Company occurs in a controlled manner and with appropriately managed risk. While there may be advantages to leveraging open source software, we must use it with care to avoid any potential negative impact to RIM’s IP rights. Careless use of open source software could have serious consequences. If you want to use or contribute any open source software, you must obtain approval as described in the RIM Software Group Open Source Policy.

Q: Ramon, a RIM developer, is thinking about developing a smartphone application in his spare time. He has an innovative idea that he thinks could be very profitable for him. In his excitement, Ramon would like to begin work right away. Is there anything he should do before starting development?

A: Yes. While it is tempting to begin work right away, Ramon should disclose his intention to develop the application before he starts development, so that it can be discussed in light of the RIM Employee/Consultant Confidentiality and Intellectual Property Agreement, and other parts of this Code. He should contact the legal department at legalcompliance@rim.com.

We Avoid Conflict of Interest Situations

Performing with integrity for RIM means we actively avoid conflict of interest situations. A “conflict of interest” arises when we—or an immediate family member who resides with us—takes an action or has an interest that may interfere with or impact RIM’s interests or our position at RIM. Such conflicts of interest could make it difficult for us to perform our work objectively and efficiently, and ultimately could negatively affect our Company’s overall success. Each of us needs to avoid any situation that creates a conflict of interest, or even the appearance of a conflict, unless we make a full disclosure of all facts and circumstances, and obtain the approval described below.

To determine if a conflict of interest exists, or would appear to exist, we should consider:

•	The nature of our responsibilities at RIM and our ability to affect the outcome of a transaction or business arrangement

•	The nature of responsibility of the other individual or party, and their ability to affect the outcome of a transaction or business arrangement

If you know of a possible conflict, you must disclose all facts and circumstances immediately to your manager and seek formal written approval before proceeding. Members of the board of directors and officers must obtain approval from the Audit & Risk Management Committee of the board of directors. All other employees must obtain approval from the Chief Financial Officer, the Chief Legal Officer, or anyone he or she may designate. You can seek these approvals by disclosing a real or potential conflict of interest, by contacting the Legal Department at legalcompliance@rim.com. The following sections provide additional guidance on some of the more common situations where a conflict, or potential conflict, may arise.

Giving and Accepting Gifts or Entertainment

Business gifts and entertainment may be appropriate courtesies that build a strong business relationship between RIM and those with whom we do business. However, a conflict can easily arise if these courtesies suggest that favorable treatment was given or received, or are otherwise used to influence a business decision. For this reason, we may only give or receive gifts, meals or entertainment from existing and potential suppliers, customers or other business partners if they are:

•	Reasonable

•	Infrequent

•	In good taste

•	Unsolicited

•	Of the type customarily offered to others having a similar relationship

•	Not cash or cash equivalents

•	In compliance with applicable laws and regulations

Even if we give or receive gifts that meet the criteria above, we must always remember to do nothing that could create even the appearance of bias. As discussed below, there are additional considerations and requirements that apply to giving gifts to public officials.

Q: Claudette works in sales and has regular contact with many RIM customers. She has recently closed a large deal with a new customer after a long contracting process. Since the customer has already agreed to do business with RIM, the customer doesn’t see the harm in sending over an expensive watch to Claudette as a token of goodwill. May Claudette accept this gift?

A: No. A gift of this value does not meet the criteria for an acceptable gift, and could appear to influence further business decisions made with regard to this customer. Claudette will need to politely inform this customer that the gift could create a potential conflict of interest and that she cannot accept it.

Q: Maneesh works in RIM’s procurement group. A RIM supplier with whom he works closely often invites him out for meals. He has accepted occasional dinner invitations over the past several years, but the offers have become more frequent. Maneesh does not want to compromise business, but he also doesn’t feel comfortable accepting this distributor’s invitations. What should Maneesh do?

A: Maneesh is right to feel uncomfortable—frequent invitations from our suppliers can easily lead to the appearance of bias. Maneesh must politely inform this distributor that while the occasional, moderately priced meal is welcome, too many invitations could create a potential conflict of interest. He must also raise the issue to his manager for additional support. Remember, even appropriate gifts and entertainment may become inappropriate when offered on a frequent basis.

Doing Business with Friends and Family

At times, we may find ourselves working alongside members of our families, or even close friends of ours. It is important that we conduct ourselves appropriately in these situations, and avoid allowing our personal relationships to improperly influence, or appear to improperly influence, our business decisions. As a rule, we should never have direct decision-making authority over a family member or other person with whom we have a significant personal relationship. This includes situations where we might have authority or influence over that person’s employment, performance review, salary administration, promotion, assignment of work or other employment-related decisions. We should also avoid even indirect reporting relationships with such persons that could appear to result in preferential treatment or favoritism.

Just because someone you are close to—whether it is your spouse/partner, relative or close friend—is or becomes a RIM employee, customer, supplier, competitor, or has another business relationship with RIM, does not necessarily mean there is a conflict of interest. However, you must make full disclosure of significant personal relationships to your Organizational Development Business Partner at any time that it arises during the course of your employment.

If you have any questions or concerns, please consult your manager or your Organizational Development Business Partner for guidance.

Outside Activities

It is important that we feel good about RIM and the work we do here. Our Company understands that some of us may want to engage in outside activities. This includes participating on a board of directors or advisory board, conducting an outside business or engaging in part-time employment while working in our current position at RIM. However, our commitment to RIM means we must never participate in outside activities that are so demanding that they interfere with our ability to fulfill our responsibilities to our Company.

If you are considering taking on any outside activity that may pose a real or potential conflict of interest, seek approval as noted above before doing so. This is particularly important for those of us at a manager-level or above, who have additional job responsibilities within RIM.

Q: Judith is an ambitious RIM employee involved in many outside activities. In addition to her work for RIM, she also works part-time as a start-up consultant for a variety of technology companies unrelated to the business of RIM. She is also an active member of an advisory board for a telecommunications venture capital company. Her outside endeavors do not interfere with her job responsibilities at RIM. Does Judith still have a duty to disclose her activities?

A: Yes. While Judith may pursue outside activities that do not interfere with her job duties, she must still disclose these activities for consideration. Judith may not realize it, but she could be creating a conflict of interest situation by advising future RIM suppliers, business partners or competitors. We should always come forward with this information so that our Company can help us avoid potential conflicts.

Corporate Opportunities

RIM enables each of us to be successful. In return, it is our responsibility to help RIM be the best it can be. This means, in part, that we never take personal advantage of a business or investment opportunity that we become aware of through our work for RIM. Unless and until RIM has been able to evaluate such an opportunity and has chosen not to pursue it, we must avoid it. Even after RIM has chosen not to pursue the opportunity, we must seek approval before acting on the opportunity ourselves. For guidance on how to deal with corporate opportunities, contact the Legal Department at legalcompliance@rim.com.

Holding Outside Financial Interests

RIM respects our right to manage our personal finances. However, some outside financial interests may improperly influence—or could be perceived by others to influence—your performance of your job at RIM. This influence may arise, for example, because of the amount of your investment or the particular organization in which you invested, such as a RIM competitorcustomer, supplier or other business partner. It is not typically a conflict of interest to make investments in RIM competitors, customers, suppliers, or other business partners so long as:

•	The total value of the investment is less than 1% of the outstanding stock of the company

The amount of the investment is not so significant to you that it would affect your business judgment on behalf of RIM

If you, or a member of your immediate family who resides with you, own(s) or seek(s) to own any such financial interest, promptly disclose the matter and seek the approvals noted above.

Q: Richard has worked for RIM for many years in its procurement department. His wife, Annabelle, is about to make an investment in a company that is a current supplier to RIM. The investment will use up much of Richard’s and Annabelle’s savings. Does Richard have a responsibility to disclose this information to RIM?

A: Yes. Annabelle’s potential investment in a supplier creates a potential conflict of interest situation for Richard. This is particularly the case since the nature of Richard’s work puts him in a position to interact frequently with RIM suppliers. Added to this, much of his savings will be involved. However, it is not always the size of the investment that matters. The nature of the investment is often more likely to create conflict. Richard should disclose the fact that he and his wife are about to invest in this company.

Disclosing Actual or Potential Conflicts

Keep in mind that simply having a conflict of interest is not a violation of our Code—but failure to disclose and obtain the appropriate approvals for the conflict is a violation. If you have any questions about whether something may be a conflict of interest, raise it with your manager, team lead and the Legal Department at legalcompliance@rim.com.

Conducting Global Business with Our Customers and Business Partners with Integrity

RIM has an excellent reputation for quality and service—a reputation we cannot maintain without the support and commitment of our customers, suppliers and other business partners. We conduct our business worldwide with integrity, and seek out others who do the same. We seek to purchase quality materials that allow us to develop and distribute premium products. Our products are marketed and sold with honesty and conviction. Together with our valued partners, we promote, offer and deliver innovation on a global scale.

We Adhere to Competition Laws

RIM competes vigorously in the marketplace, but does so honestly, fairly and in accordance with all competition laws (sometimes called “antitrust”, “anti-monopoly” or “cartel” laws). These laws are aimed at prohibiting agreements or practices that restrict free trading and competition between businesses. We have a responsibility to fully support and comply with competition laws that apply to our work. In following these rules, we can help to ensure that our Company maintains its reputation for fairness and integrity in the marketplace.

To comply with these laws, we must avoid the following practices:

•	Discussing the allocation of markets or customers with any competitors, or agreeing not to serve certain markets or customers

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Discussing prices, price-related information or any other aspect of competitive strategy with competitors, including promotional spending or terms, costs, product supply, marketing, territories or other sensitive marketing information

•	Acting in any way that could be viewed as an attempt to exclude present or potential competitors or control markets

•	Bid-rigging and other improper or collusive tendering and procurement practices

If any RIM competitor or business partner discusses any of these topics—regardless of whether the discussion seems indirect, or is merely a casual chat—stop the conversation immediately, and report the incident to the Legal Department at legalcompliance@rim.com. Be particularly careful when attending industry conferences or trade shows to avoid even the appearance that your business decisions reflect an improper influence, or deal with unfair business practices. If you find yourself involved in a conversation that turns to the sharing of business practices, even remotely, it is best to excuse yourself immediately or terminate the conversation.

Generally, competition laws are very complex, and violations may carry severe consequences for the individuals involved and for our Company. Certain violations are criminal offenses, and may include prison time for those found guilty by a court. If you have marketing, sales or purchasing responsibilities, or if you have contact with competitors, you should be particularly familiar with the applicable laws that pertain to your work. If you need further guidance, contact the Legal Department at legalcompliance@rim.com.

Q: Grayson is attending an industry conference on behalf of RIM. He meets with his old college friend, Annie, who now works for a major RIM competitor. Annie tells Grayson that, if RIM charges a certain price for the newest BlackBerry smartphone model, she will ensure her company charges the same price for its competing smartphone. Grayson knows he can’t agree to this, but isn’t sure what he should do in this situation. What actions should he take?

A: First, Grayson must make it very clear to Annie that he will have nothing to do with this discussion. Price-fixing is an anti-competitive topic, even the discussion of which could lead to serious consequences for Grayson and RIM—as well as for Annie and her company. Then, Grayson must promptly report the incident to the Legal Department at legalcompliance@rim.com.

Participating in the Larger Telecommunications Community

As a leader in wireless telecommunications and technologies, our Company possesses a unique perspective and valuable expertise. We exchange ideas and knowledge with our stakeholders and other industry participants, where appropriate. Specifically, RIM actively engages with regulatory bodies, and participates in industry associations and technology standards bodies that seek to drive innovation and promote access to our technologies for people across the globe.

We Market Our Products with Integrity

As part of the RIM culture, it is imperative that we promote our products in ways that are consistent with our brand’s reputation for integrity, reliability and craftsmanship. We will market our products and services based on their unique characteristics, innovation and quality. We will not engage in any false or misleading advertising, or otherwise misrepresent our products and services. Our reputation, which is paramount to our success in the industry, depends on the best practices of fair dealing.

We Do Not Allow Bribes and Other Improper Payments

RIM competes in the marketplace through the quality of our products, the skills of our people and our ability to provide goods and services at competitive prices. We do not “buy” business from public officials or other persons that we deal with in the course of our daily business. Our business dealings with public officials and other representatives must have a legitimate business purpose. These interactions must also comply with all applicable anti-corruption laws. This means that we may never make, promise, offer or authorize a bribe, kickback, facilitation payment or other improper payment in connection with RIM’s business. Consequences for violating anti-corruption laws are severe. They include fines and possible jail time for anyone who makes, or attempts to make, such payments. For more information about anti-corruption laws and improper payments, please see our Prevention of Improper Payments Policy. You may also contact the Legal Department at legalcompliance@rim.com.

Q: It can be difficult to meet RIM’s high ethical standards and maintain our competitive standing at the same time. Chantal is certain to lose a big contract if she refuses to pay a small bribe to a foreign government official. She wants to do what’s best for RIM, but isn’t sure what to do—is it better to sacrifice our values to secure business, or uphold our integrity and lose money?

A: Most anti-corruption laws do not allow bribery, no matter how small the bribe is. RIM would much rather lose business if gaining it requires bribery or other unethical means. No contract is worth violating the law or our high standards of business ethics. The potential long-term damage to our reputation and integrity is much more harmful than the short-term gain of winning the contract. Chantal must also report the incident to the Legal Department at legalcompliance@rim.com.

Who is Considered a “Public Official”?

In order to understand and comply with the anti-corruption laws that govern our work, it is important to know who qualifies as a public official. A “public official” is anyone who is an officer or employee of a national, state, provincial or local government such as a mayor, minister, police officer and judge. They can also be employees of government-owned or controlled companies and agencies. In all cases, we are not permitted to make, promise or authorize improper payments to these individuals or other persons that we deal with in the course of our daily business.

What Constitutes a “Bribe”?

A “bribe” is an offer or promise to provide cash payments, gifts, travel, entertainment, favors, business courtesies or anything of value. Bribes are offered or provided with the intent of improperly influencing business decisions.

For detailed information about public officials and improper payments, please see our Prevention of Improper Payments Policy.

We Comply with International Trade Control Laws and Regulations

As a global company, RIM has offices around the world that engage in a wide variety of activities including sales, marketing, research and development and manufacturing. In addition, we also deliver hardware, software, services and technical information around the world to our partners and customers. As a result of this global presence and business, our Company needs to abide by all laws and regulations that apply to the import and export of hardware, software, services and technical information.

An “export” can occur through the physical delivery, email, or download from a network of a product, software, or technology from one country to another. An export can also occur when we disclose or provide software, services or technical information to a citizen of another country, regardless of where the person is located. Before engaging in an export activity, you must verify the eligibility of both the location of delivery and the recipient. You must also make sure all required licenses and permits are obtained prior to the export.

An “import” is the transfer of goods into a country through physical or intangible means from a foreign or external source or another RIM location. Imports are also subject to various laws and regulations, and may require the payment of duties and taxes, as well as the submission of certain filings including an import permit.

From time to time, governments use economic sanctions and trade embargoes to further various foreign policy and national security objectives. RIM complies with applicable sanction or embargo orders. If you are unsure whether a transaction complies with all applicable sanction and trade embargo programs, contact the Legal Department at legalcompliance@rim.com.

Consequences for violating trade control laws and regulations can be severe for both RIM and the individuals involved, including the loss of export privileges, substantial fines and possible civil and criminal penalties.

Q: Ernesto, a RIM software developer, is flying overseas on a last-minute business trip. He needs to take several pre-release BlackBerry smartphones, which contain a significant amount of company proprietary information. Can Ernesto leave the country without obtaining an export license?

A: It depends. He needs to consult with RIM’s International Trade Controls and Compliance group of the Legal Department by sending an email to ExportControls@rim.com. He will be advised on the proper procedure to export the devices and whether any export permits are required before leaving the country with the BlackBerry smartphones.

Money Laundering and Terrorist Financing

RIM does not engage in financing organizations known or suspected to be involved with terrorists or other illegal conspiracies. Due to our international presence and industry-focus on international communications, we must be mindful of the potential for use of our technology for illicit or illegal purposes. Our Company is proactive in seeking out such use, and works with local and international authorities whenever possible to eliminate these activities.

We Obtain and Use Third-Party Information Appropriately

We have a duty to protect the confidentiality of information that we receive from our business partners and other third parties. This responsibility usually arises under a non-disclosure agreement between RIM and such parties. We must abide by the terms of all non-disclosure agreements that we sign with our business partners or other third parties, just as we expect them to abide by ours.

We must also never attempt to obtain confidential information by any improper means. While we value the experience of fellow team members who have previously worked for a competitor, we recognize and respect the obligations of those employees not to disclose the confidential information of their previous employer to RIM.

Additionally, customers and other third parties may provide us with their personal information. Personal information refers to information about an identifiable individual. This information must be appropriately and securely handled. For example, we limit access to personal information to those with a need to know it and keep it in secure locations and systems. For more information on how we may use the personal information of third parties, please refer to our Privacy Policy at http://www.blackberry.com/legal/privacy.shtml.

Other Industry Participants’ Intellectual Property

At RIM, we respect the intellectual property rights of our suppliers, customers, competitors and all other third parties. If you have any questions about obtaining permissions or licenses for any intellectual property not owned by our Company, please contact the Legal Department at legalcompliance@rim.com.

Respecting Our Colleagues

We Create and Maintain a Positive Environment

Diversity

RIM’s success in capturing and maintaining a competitive global market share depends on our ability to understand and anticipate the needs of our existing and potential customers, consumers, partners, investors and suppliers. Our customers—as well as our own high standards—require that we have the best talent working together to innovate, make the right decisions, and deliver superior products and services.

At RIM, we recognize that the ever-changing requirements of a diverse market and customer base require us to cultivate an agile, inclusive culture where we can share a broad spectrum of perspectives and ideas. This environment enables a high level of employee engagement and satisfaction. Our inclusive culture also helps us attract and retain a workforce that understands the diverse range of customers we serve and communities where we work and live. By fully utilizing the rich experience and skills of our diverse workforce, we deliver results for our diverse global customers.

For more information, please see our Diversity Guidelines.

Anti-Harassment and Anti-Discrimination

Part of respecting our colleagues means refusing to discriminate against others. This means that we never make any employment-related decisions based upon a person’s race, color, gender, national origin, age, religion, citizenship, disability, medical condition, sexual orientation, gender identity, marital status or any other basis protected by law.

We must also ensure that our workplace is free from harassment. While the definition of harassment varies by location, at RIM it includes any unwelcome conduct that has the purpose (or can be reasonably construed to have the effect) of creating an intimidating, offensive or hostile work environment. Unwelcome conduct can take the form of physical, written or spoken remarks, videos or pictures. Sexual harassment can include such acts as unwelcome sexual advances, requests for sexual favors or other physical or verbal conduct of a sexual nature. No matter what form the harassment takes, it negatively affects work performance and morale, and is a violation of our Code.

If you experience or become aware of any act of discrimination or harassment, please report it so that RIM may address it. Rest assured that as long as your report is made in good faith, you will not face any retaliation. For more information, please see our Anti-Discrimination and Anti-Harassment Guidelines.

Q: Raquel recently received a long awaited promotion to a management position. Her team members have been supportive through her transition, and Raquel is dedicated to fulfilling her duties with her employees’ best interests in mind. However, one of her colleagues has been treating her coldly since the promotion, and Raquel has even overheard him saying, “I know why she got promoted. It’s only because she is a woman.” What should Raquel do?

A: If Raquel feels comfortable approaching her colleague, she should firmly tell him that his comments and behavior are making it difficult to do her job. If she does not feel comfortable addressing the issue herself, or if her colleague’s discriminatory behavior doesn’t change, she is encouraged to report the issue to her Organizational Development Business Partner. None of us deserve to work in an environment that includes harassment of this nature.

We Value Workplace Health and Safety

We are committed to maintaining an environment that is healthy and safe for everyone. Therefore, we must make every effort to comply with the occupational health and safety laws that apply to RIM. We must work diligently to follow RIM operational safety policies and procedures that apply to our work. Such policies and procedures have been designed to prevent injuries and illnesses.

RIM implemented the Global Environment Health and Safety Policy to reflect our commitment to environmental protection and the health and safety of our people and communities. We must all review this policy on an annual basis, as it forms the foundation of our Company’s proactive approach to reducing injury and illness in the workplace, with the goal of optimizing employee health and safety.

For more information, please refer to the Healthy@RIM program, a noteworthy initiative that supports the quality of our work lives.

Anti-Bullying and Anti-Violence

RIM makes every effort to foster an environment of responsible, respectful communication. We strive to create a workplace in which all team members have the opportunity to actively encourage and contribute new ideas by empowering each other to think, share and discuss our visions in an appropriate manner. With this in mind, it is never acceptable to belittle a RIM colleague because of their ideas, beliefs or appearance, or for any other reason. Our Company maintains a strict zero-tolerance policy in respect of any verbal or non-verbal attacks, intimidation or threats of violence.

None of us should ever feel threatened by anyone, regardless of our tenure or position within RIM. If you feel that someone is acting in a threatening manner, you are strongly encouraged to bring all relevant information to the attention of your manager or your Organizational Development Business Partner.

For more information, please see our Anti-Bullying and Anti-Violence Guidelines.

We Safeguard Each Other’s Personal Information

As part of our employment, we provide confidential information about ourselves to RIM. This information may include:

•	Employment history

•	Government-issued identification numbers

•	Contact information

•	Marital status

•	Medical history

Our Company is committed to protecting this information in accordance with relevant privacy laws. Additionally, if you obtain any personal information about a colleague as part of your work for RIM, you must take special care to safeguard this information. Only use such information if necessary for your job responsibilities. For more information on how we may use personal information, please contact the Legal Department at legalcompliance@rim.com.

Acting with Honesty and Transparency for Our Investors

We Make Accurate and Timely Disclosures

As a publicly traded company, investors and regulators rely on us to meet regulatory requirements. This includes presenting timely and accurate information. We each have a duty to properly document and keep records for which we are responsible.

It is RIM’s policy to make full, fair, accurate, timely and understandable disclosure in its public filings with securities regulators and its communications with its shareholders. RIM’s management has the general responsibility for preparing these filings and communications, but we each have a role to play and must provide all necessary information to management. We must also inform management if we become aware that information in any public filing or communication with shareholders was untrue or misleading at the time of the filing or communication was made. The same is true if we have important information that would affect any filings or communications to be made in the future.

We Keep Accurate Financial Records

We rely on our accounting records for many important reasons, including producing reports for management, shareholders, creditors, governmental agencies and others. Financial statements, and the books and records upon which they are based, must accurately reflect all corporate transactions and conform to all legal and accounting requirements. This includes the RIM system of internal controls.

We must never override internal controls or procedures directly or indirectly related to financial reporting. If you believe that you need to deviate from these controls or procedures for legitimate reasons, you must first communicate the circumstances to the Finance Department in writing and obtain approval.

As part of our commitment to the accuracy of our publically disclosed financial information, we must make sure that relevant information regarding the financial condition of RIM and our internal controls is available to the RIM Audit and Risk Management Committee of the board of directors. To facilitate this, our Company has adopted the Handling Financial Complaints Guidelines, which informs us about how to make financial complaints, how a complaint will be handled and how we are protected from retaliation.

We Comply with Approval and Signing Requirements

We must follow proper approval and authorization processes before agreeing—whether orally or in writing—to any:

•	Contract

•	Agreement

•	Purchase order

•	Statement of work

•	Other business commitment or obligation on behalf of RIM

Only authorized individuals may enter into any such obligations on behalf of RIM. All obligations must be properly documented in writing and approved in accordance with established guidelines. This documentation must then be provided to the appropriate person or department so that our Company’s books and records are updated.

We Cooperate with Internal and External Audits, Investigations and Inquiries

We each have an obligation to cooperate with any internal or external audits, investigations and inquiries. We must always provide truthful and accurate information to RIM personnel conducting an investigation as well as to government regulators and external auditors. It is important that we take special care to retain all documents that relate to any imminent or ongoing investigation, lawsuit, audit or examination involving RIM. This means that we must never conceal, alter or destroy any documents or records related to any such inquiries. It also means we must follow any specific instructions from the Legal Department to retain and preserve particular information. Failing to do so may expose our Company and the individuals involved to criminal liability.

If a government regulator contacts you in connection with a standard inspection or routine audit, please notify your manager and follow established procedures. If a government investigator contacts you for any other matter, you must notify the Legal Department at legalcompliance@rim.com immediately.

We Avoid Insider Trading and Tipping

Through our work at RIM, we may become aware of inside information about our Company or another company. Such “inside information” is not public, and may affect the value of RIM’s or another company’s securities if released. In order to avoid insider trading violations, our Company has established an Insider Trading Policy that each of us must follow.

“Insider trading” means buying or selling securities while in possession of material non-public information. Informing others of this information is known as “tipping.” Both activities are a violation of our Insider Trading Policy and our Code. If you are subject to RIM’s regular trading blackout, a special trading blackout or a pre-clearance requirement, you must ensure that you comply with these blackout and pre-clearance requirements. You must take necessary precautions to ensure that material non-public information is not made available to others. This includes fellow RIM employees who do not require access to the information. For more information, please see our Insider Trading Policy.

Insider trading and tipping are not only serious violations of our Code, but they are also extremely serious violations of securities laws. Violations of these laws can result in criminal as well as civil penalties, including fines or jail sentences. If you have any doubt about a potential securities transaction or the use of certain non-public information, seek guidance from the Chief Financial Officer or Chief Legal Officer or their designates. You may also refer to our Insider Trading Policy for additional information.

Q: Duane and his colleague Tess go out to lunch with Duane’s son, Marc. The three casually converse during the first half of their meal, but later, the discussion turns to business. Although Marc is not a RIM employee, he is interested in smart investment opportunities, and presses his father for more information about important product developments. Duane knows he can’t delve into specifics, but tells both Marc and Tess, “Let’s just say that now would be a good time to invest in RIM.” Has Duane done anything wrong?

A Yes. Duane may have the best of intentions, but encouraging his son and coworker to purchase RIM stock while in possession of such key information is “tipping.” Tipping is a violation of insider trading laws, and can pose serious consequences for Duane, Tess, Marc and RIM. We must not share confidential information with those outside our Company, including family members, or even with colleagues who do not have a business reason to know it.

We Speak with One Clear Voice

RIM strives to provide clear and accurate information to both internal and external stakeholders. In addition to complying with important legal and regulatory requirements, this helps us maintain integrity in our relationships with the public and investors, which in turn strengthens our corporate reputation. Because this is so important, RIM has designated specific functions and individuals with responsibility for communicating with the investment community, regulators and the media. The primary spokespersons for our Company are the Co-Chief Executive Officers and other RIM personnel designated in our Corporate Disclosure Policy. From time to time, these individuals may designate others to serve as authorized spokespersons.

If you have not been designated an authorized spokesperson, you must not respond to questions about RIM from the investment community (including financial analysts and investors), regulators and the media, even informally. This includes discussing RIM business in a social setting or otherwise. Instead, seek the appropriate guidance. Refer inquiries received from the media to the Public Relations Department. Refer inquiries received from a financial analyst or investors to the Investor Relations Department at investor_relations@rim.com. Refer inquiries received from regulators to the Legal Department at legalcompliance@rim.com.

We may also receive invitations from groups often referred to as “expert networks” to consult on matters relating to RIM or the wireless communications industry. These invitations may ask us to participate in telephone consultations, in-person meetings, or educational events for the clients of those networks. Participation in such networks it has been reviewed and approved in advance in accordance with the conflict of interest requirements of this Code. In addition, we are not permitted to engage in any other form of external consultation as it relates to RIM, the wireless communications industry or related matters, unless we have been designated an “authorized spokesperson” or such participation is reviewed and approved in advance under the conflict of interest requirements of this Code. The above applies whether you are offered compensation or not. If you are in doubt about whether this applies to an invitation you receive, contact the legal department at legalcompliance@rim.com.

We Participate in Social Media Responsibly

We recognize that the Internet provides unique opportunities to listen, learn and engage with stakeholders using a wide variety of social media. Such media include blogs, micro blogs such as Twitter®, social networking sites such as Facebook® and LinkedIn®, wikis, photo/video sharing sites and chat rooms. We should always remember that electronic messages are permanent, transferable records of our communications that can greatly affect RIM’s reputation. This means that we must follow all RIM policies and procedures when using social media. We must never give the appearance of speaking or acting on our Company’s behalf unless we are authorized to do so.

If you believe you have witnessed the inappropriate use of RIM technologies or electronic communications on social media, notify your manager or team lead immediately. If you have any questions about who may communicate on a given issue, or whether a communication is appropriate, please see our Corporate Disclosure Policy and Social Media Engagement Policy.

Q: Lindsay is a market analyst at RIM. A leading expert network has recently approached her to share her insight on the wireless industry. Lindsay thinks this is a great opportunity to make connections and increase her public profile. As part of her responsibilities in this role, she releases information initially obtained for RIM on her Twitter feed—including RIM information typically considered confidential in our industry. Has she done anything wrong?

A: Yes. In fact, there are several issues associated with this. First, Lindsay must be careful not to speak publicly about RIM or its products when not specifically appointed by our Company to do so. Releasing RIM confidential information to the public is always a violation of our Code, whether it occurs within or outside of our Company. It may also have insider trading implications. Lindsay should have first disclosed, and obtained approval for, this activity under the Conflict of Interest section of this Code. Now, she must immediately notify her manager or team lead of her relationship with the expert network, as well as disclosure of confidential information to Corporate Security at security@rim.com or to the IT Service Desk. For additional information, please see our Corporate Disclosure Policy and Insider Trading Policy.

Committing to Social Responsibility for Our World

We Uphold Human Rights

As a progressive and socially responsible company, RIM does not employ child or forced labor in any of its operations. Further, we do not allow physical punishment or abuse of anyone under our employment. In fact, we expect that our customers, suppliers and other business partners will uphold these same standards. Failure to comply could result in the termination of that business relationship.

Additionally, RIM seeks to abide by international laws governing employment and labor standards. We also endeavor to comply with laws to accommodate the needs of each person at our Company—including religious and cultural requirements—and offer acceptance and respect to all backgrounds and lifestyles. For more information, seek guidance from your Organizational Development Business Partner or the Legal Department at legalcompliance@rim.com.

We Protect Our Environment

We seek to comply with all applicable environmental laws, regulations and permit conditions. We also use environmentally sound practices to ensure protection of the surrounding environment. Environmental regulations may include rules governing the use, control, transportation, storage and disposal of regulated materials that may reach the environment as a part of wastewater, air emissions, solid waste, hazardous waste or uncontained spills. We also manage non-regulated materials in a responsible and sustainable manner. Many of these materials can also have adverse environmental impacts if mishandled.

RIM expects that we understand and comply with health, safety and environmental regulations that apply to the work that we do. If your job involves contact with any regulated materials or requires that you make decisions about how any materials are used, stored, transported or disposed of, you need to understand how they should be legally, responsibly and safely handled.

We understand that creating environmentally sustainable products is the path to RIM’s increased future success. Our Company embraces these sustainability initiatives, and the new and exciting challenges that face our team in building environmentally efficient products. As evidenced by our initiatives in recent years, we believe that RIM is at the forefront of revolutionizing the way our business and environmental protections coexist.

In order to maintain our leadership in this important area, we must each endeavor to implement environmentally sound practices in our work. We should each be working actively to reduce our Company’s overall environmental footprint. You are encouraged to bring any suggestions you have to improve RIM’s practices to the attention of your manager or any other resource listed in this Code.

For more information on RIM’s sustainability initiatives, see the Corporate Responsibility report at http://www.rim.com/investors.

We Give Back to Our Communities

RIM believes strongly in supporting the development of the communities in which we live and work, and supports our proactive volunteering of our time and efforts.

RIM also believes in giving back to the local, national and global communities in which we operate. Our Company’s primary corporate philanthropy focuses on outreach programs to students in science, engineering and business programs. In addition, RIM supports our proactive volunteering of our personal time and efforts to support our communities. Under the Proud2Be platform, our Company provides financial contributions to charitable organizations where we volunteer our personal time, from youth sports to community development programs. RIM appoints advisory councils who aid in the distribution of philanthropic dollars towards organizations who fulfill the corporate mandate.

To learn more, see the application and additional information located online at: http://www.rim.com/company/philanthropy/ and internally at http://go/philanthropy. Also, consult our Prevention of Improper Payments Policy for more information on approving RIM-funded charitable gifts

Q: Denise is a loyal supporter of several charitable causes. One such cause is not one that RIM officially supports, but Denise uses company time and resources in her efforts for this organization. Since RIM is committed to giving back to the communities we serve, is it okay for Denise to do this?

A: While Denise is encouraged to support the charities of her choice, charitable giving must not interfere with our job responsibilities. In addition, we must not use company time and resources to further our personal interests. We must also never create the appearance that our Company is endorsing a charity when it is not. Denise should continue supporting the charities of her choice—regardless of whether they are sponsored by RIM—on her own time and with her own funds. Our Company provides opportunities for us to actively support charitable endeavors through internal giving programs, and encourages us to participate in these endeavors.

We Participate in the Political Process Responsibly

RIM encourages us to participate in the political process and support candidates and issues of our choice. However, we must engage in political activities on our own time, and as private citizens—not on behalf of our Company. This means we may not use RIM property, equipment, personnel or other resources for political activities or endorsements.

You are welcome to make voluntary personal political activities and contributions to candidates, parties and civic organizations—but keep in mind, these contributions must be on your own time and at your own expense. Never include political contributions or expenses on expense reports or otherwise seek reimbursement from RIM for political contributions or expenses.

If you are involved in making decisions regarding political contributions for RIM or as authorized by RIM, consult our Prevention of Improper Payments Policy for more information on obtaining approval for such contributions.

Waivers of Our Code

We must all follow our Code. If you would like to seek a waiver of this Code, you must make full disclosure of your particular circumstances in writing to the Chief Financial Officer or Chief Legal Officer for approval in advance of any action. Officers or members of the board of directors who believe that a waiver is necessary must request approval from the Audit and Risk Management Committee of the board of directors. If such a waiver is granted to a member of the board of directors or an executive officer of RIM that relates to any element of the code of ethics definition set forth in Section 406 (i) of the Sarbanes-Oxley Act of 2002, RIM will disclose such waiver as required by law or applicable stock exchange rules.

No Rights Created

Please note that our Code is a statement of RIM’s fundamental business standards, principles, policies and procedures. It seeks to help us understand the ethical behavior expected of all of us—members of the board of directors, officers, employees and independent contractors alike—in the conduct of RIM business. However, please note that our Code is not intended to, and does not, create any rights for any employee, customer, supplier, competitor, shareholder or any other person or any entity other than RIM.

Further, our Code is subject to change. Changes can occur with or without prior notice. Each of us must keep current on our Code, RIM policies and the laws and regulations that apply to our jobs.